                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


                                GTE SAVINGS PLAN


                                GTE CORPORATION

                              1255 CORPORATE DRIVE

                              IRVING, TEXAS 75038

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
GTE Savings Plan:

     We have audited the accompanying statements of net assets available for plan benefits of the GTE Savings Plan (the"Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits, for the year ended December 31, 1998. These financial statements, and the fund information referred to below, are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               ARTHUR ANDERSEN LLP

Dallas, Texas
June 18, 1999

                                GTE SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1998
                             (thousands of dollars)

                                                 Investments
                                                  in Master      Employee     Employer                      Notes
                                                    Trust       Receivables  Receivables   Total Assets    Payable   Net Assets
                                                 -----------    -----------  -----------   ------------   --------   ----------
PARTICIPANT DIRECTED FIDELITY FUNDS:

Equity-Income Fund                               $  344,066     $  729       $        --   $  344,795     $     --  $  344,795
Overseas Fund                                        96,395        267                --       96,662           --      96,662
U.S. Equity Index Collective Trust Fund             368,447        719                --      369,166           --     369,166
Retirement Government Money Market Portfolio        125,288        351                --      125,639           --     125,639
Magellan Fund                                       562,152      1,227                --      563,379           --     563,379
Conservative Strategy Portfolio                     336,120        269                --      336,389           --     336,389
Conservative Growth Strategy Portfolio              238,495        348                --      238,843           --     238,843
Moderate Growth Strategy Portfolio                  406,977        760                --      407,737           --     407,737
Long-Term Growth Strategy Portfolio                 326,904        797                --      327,701           --     327,701
Aggressive Growth Strategy Portfolio                 58,835        413                --       59,248           --      59,248

PARTICIPANT DIRECTED OTHER FUNDS:

MAS Fixed Income Portfolio                           27,237         57                --       27,294           --      27,294
Morgan Stanley Inst. Equity Growth Portfolio         73,343        273                --       73,616           --      73,616
Templeton Inst. Foreign Equity Fund                  27,551         92                --       27,643           --      27,643
Templeton Inst. Emerging Markets Fund                 7,641         54                --        7,695           --       7,695
Warburg Pincus Emerging Growth Fund                  32,258        145                --       32,403           --      32,403
GTE Stock Portfolio                                 573,196        853                --      574,049           --     574,049
PAYSOP Fund                                          17,055         --                --       17,055           --      17,055

NONPARTICIPANT DIRECTED OTHER FUNDS:

GTE Stock Portfolio                                 780,713         --             2,681      783,394           --     783,394
PAYSOP Fund                                         303,701         --                --      303,701           --     303,701
Loan Fund                                           129,115         --                --      129,115           --     129,115
ESOP Shares Fund Allocated (Note 4)                 526,409         --                --      526,409           --     526,409
ESOP Shares Fund Unallocated (Note 4)               877,872         --            46,194      924,066      554,694     369,372
                                                 ----------     ------       -----------   ----------     --------  ----------

    Total                                        $6,239,770     $7,354       $    48,875   $6,295,999     $554,694  $5,741,305
                                                 ==========     ======       ===========   ==========     ========  ==========


   The accompanying notes are an integral part of this financial statement.

                                GTE SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1997
                             (thousands of dollars)

                                                 Investments
                                                  in Master       Employee     Employer                     Notes
                                                    Trust       Receivables   Receivable    Total Assets   Payable    Net Assets
                                                 -----------    -----------  -----------   ------------   --------   ----------

PARTICIPANT DIRECTED FIDELITY FUNDS:

Equity-Income Fund                               $  339,168     $  698       $      --     $  339,866     $     --   $  339,866
Overseas Fund                                        94,909        297              --         95,206           --       95,206
U.S. Equity Index Collective Trust Fund             272,161        558              --        272,719           --      272,719
Retirement Government Money Market Portfolio        103,967        303              --        104,270           --      104,270
Magellan Fund                                       418,962      1,037              --        419,999           --      419,999
Conservative Strategy Portfolio                     327,618        264              --        327,882           --      327,882
Conservative Growth Strategy Portfolio              223,847        341              --        224,188           --      224,188
Moderate Growth Strategy Portfolio                  359,338        709              --        360,047           --      360,047
Long-Term Growth Strategy Portfolio                 287,051        770              --        287,821           --      287,821
Aggressive Growth Strategy Portfolio                 48,847        335              --         49,182           --       49,182


PARTICIPANT DIRECTED OTHER FUNDS:

MAS Fixed Income Portfolio                            9,930         23              --          9,953           --        9,953
Morgan Stanley Inst. Equity Growth Portfolio         47,814        175              --         47,989           --       47,989
Templeton Inst. Foreign Equity Fund                  26,043         91              --         26,134           --       26,134
Templeton Inst. Emerging Markets Fund                10,279         65              --         10,344           --       10,344
Warburg Pincus Emerging Growth Fund                  23,319        106              --         23,425           --       23,425
GTE Stock Portfolio                                 449,224        774              --        449,998           --      449,998
PAYSOP Fund                                          15,402         --              --         15,402           --       15,402

NONPARTICIPANT DIRECTED OTHER FUNDS:

GTE Stock Portfolio                                 656,846         --          13,849        670,695           --      670,695
PAYSOP Fund                                         261,253         --              --        261,253           --      261,253
Loan Fund                                           124,665         --              --        124,665           --      124,665
ESOP Shares Fund Allocated (Note 4)                 373,446         --              --        373,446           --      373,446
ESOP Shares Fund Unallocated (Note 4)               761,520         --              --        761,520      554,694      206,826
                                                 ----------     ------       ---------     ----------     --------   ----------

    Total                                        $5,235,609     $6,546       $  13,849     $5,256,004     $554,694   $4,701,310
                                                 ==========     ======       =========     ==========     ========   ==========


    The accompanying notes are an integral part of this financial statement.

                                GTE SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)


                                                                                Participant Directed Fidelity Funds
                                                    --------------------------------------------------------------------------------
                                                                                    U.S. Equity       Retirement
                                                    Equity-Income    Overseas    Index Collective   Government Money
                                                       Fund            Fund         Trust Fund      Market Portfolio   Magellan Fund
                                                    -------------    --------    ----------------   ----------------   -------------

Interest and Dividends                              $      19,985    $  1,875    $            --    $          5,750   $     25,817

Net Investment Gain (Loss) (Note 2)                        20,589       9,849             80,576                  --        114,593

Contributions (Note 3):
    Employee                                               20,212       7,828             18,111               8,802         31,030
    Employer                                                   --          --                 --                  --             --

Transfers From (To) Other Plans (Note 7)                    1,322         303              1,499               4,735          1,775

Net Transfers Between Funds                               (27,448)    (10,929)            19,751              23,080          4,991

Participant Loans:
    Repayments                                              4,314       1,851              3,301               3,137          7,236
    Withdrawals                                            (3,958)     (1,573)            (3,139)             (3,080)        (7,398)

Interest Expense                                               --          --                 --                  --             --

Withdrawals and Terminations                              (30,087)     (7,748)           (23,652)            (21,055)       (34,664)
                                                    -------------    --------    ---------------    ----------------   ------------

INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING THE YEAR             4,929       1,456             96,447              21,369        143,380

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                         339,866      95,206            272,719             104,270        419,999
                                                    -------------    --------    ---------------    ----------------   ------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                         $     344,795    $ 96,662    $       369,166    $        125,639   $    563,379
                                                    =============    ========    ===============    ================   ============



    The accompanying notes are an integral part of this financial statement.

                                GTE SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)



                                                                            Participant Directed Fidelity Funds
                                                    --------------------------------------------------------------------------------
                                                                    Conservative                                          Aggressive
                                                    Conservative       Growth      Moderate Growth    Long-Term Growth      Growth
                                                      Strategy        Strategy         Strategy          Strategy           Strategy
                                                      Portfolio      Portfolio        Portfolio         Portfolio         Portfolio
                                                    ------------    ------------   ---------------    ----------------    ----------

Interest and Dividends                              $         --    $         --   $            --    $             --    $      --

Net Investment Gain (Loss) (Note 2)                       21,166          25,921            61,758              52,433        6,615

Contributions (Note 3):
    Employee                                               7,556           9,432            20,303              21,753       10,494
    Employer                                                  --              --                --                  --           --

Transfers From (To) Other Plans (Note 7)                     521             236             1,558               1,744        1,335

Net Transfers Between Funds                               15,569           2,614            (6,565)            (16,781)      (4,668)

Participant Loans:
    Repayments                                             2,284           2,405             4,727               4,051        1,327
    Withdrawals                                           (2,625)         (2,195)           (4,285)             (3,787)      (1,184)

Interest Expense                                              --              --                --                  --           --

Withdrawals and Terminations                             (35,964)        (23,758)          (29,806)            (19,533)      (3,853)
                                                    ------------    ------------   ---------------    ----------------    ---------

INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING THE YEAR            8,507          14,655            47,690              39,880       10,066

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                        327,882         224,188           360,047             287,821       49,182
                                                    ------------    ------------   ---------------    ----------------    ---------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                         $    336,389    $    238,843   $       407,737    $        327,701    $  59,248
                                                    ============    ============   ===============    ================    =========





    The accompanying notes are an integral part of this financial statement.

                                GTE SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)



                                                                                 Participant Directed Other Funds
                                                    -------------------------------------------------------------------------------
                                                                 Morgan Stanley                                         Warburg
                                                    MAS Fixed     Inst. Equity     Templeton Inst.   Templeton Inst.     Pincus
                                                     Income          Growth        Foreign Equity       Emerging        Emerging
                                                    Portfolio      Portfolio           Fund           Markets Fund     Growth Fund
                                                    ---------    ---------------   ---------------   ---------------   ------------

Interest and Dividends                              $   1,778    $         4,128   $          1,902  $           177   $         --

Net Investment Gain (Loss) (Note 2)                      (629)             5,864                453           (1,864)         1,714

Contributions (Note 3):
    Employee                                            1,044              6,811              2,630            1,598          3,621
    Employer                                               --                 --                 --               --             --

Transfers From (To) Other Plans (Note 7)                  213                585                 89               51            309

Net Transfers Between Funds                            16,248             13,289               (949)          (2,215)         4,984

Participant Loans:
    Repayments                                            147              1,158                447              295            562
    Withdrawals                                          (132)            (1,060)              (280)            (131)          (415)

Interest Expense                                           --                 --                 --               --             --

Withdrawals and Terminations                           (1,328)            (5,148)            (2,783)            (560)        (1,797)
                                                    ---------    ---------------   ----------------  ---------------   ------------

INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING THE YEAR        17,341             25,627              1,509           (2,649)         8,978

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                       9,953             47,989             26,134           10,344         23,425
                                                    ---------    ---------------   ----------------  ---------------   ------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                         $  27,294    $        73,616   $         27,643  $         7,695   $     32,403
                                                    =========    ===============   ================  ===============   ============



    The accompanying notes are an integral part of this financial statement.

                                GTE SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)




                                                       Participant Directed        Nonparticipant Directed Other Funds
                                                           Other Funds
                                                    --------------------------   --------------------------------------
                                                    GTE Stock                    GTE Stock
                                                    Portfolio      PAYSOP Fund   Portfolio     PAYSOP Fund    Loan Fund
                                                    ---------      -----------   ---------     -----------    ---------

Interest and Dividends                              $  14,198      $       425   $  19,368     $     7,590    $   9,805

Net Investment Gain (Loss) (Note 2)                   152,699            3,698     158,538          70,747           --

Contributions (Note 3):
    Employee                                           22,260               --          --              --           --
    Employer                                               --               --       3,021              --           --

Transfers From (To) Other Plans (Note 7)               12,775               95          --              --          917

Net Transfers Between Funds                           (27,862)            (556)         --              --           --

Participant Loans:
    Repayments                                         10,105               --      13,783              --      (61,130)
    Withdrawals                                       (10,199)              --     (13,911)             --       59,352

Interest Expense                                           --               --          --              --           --

Withdrawals and Terminations                          (49,925)          (2,009)    (68,100)        (35,889)      (4,494)
                                                    ---------      -----------   ---------     -----------    ---------

INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING THE YEAR       124,051            1,653     112,699          42,448        4,450

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                     449,998           15,402     670,695         261,253      124,665
                                                    ---------      -----------   ---------     -----------    ---------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                         $ 574,049      $    17,055   $ 783,394     $   303,701    $ 129,115
                                                    =========      ===========   =========     ===========    =========





    The accompanying notes are an integral part of this financial statement.

                                GTE SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (thousands of dollars)



                                                        Nonparticipant Directed Other Funds
                                                    -----------------------------------------
                                                    ESOP Shares    ESOP Shares
                                                       Fund           Fund
                                                     Allocated     Unallocated       Total
                                                    -----------    -----------    -----------

Interest and Dividends                              $    14,394    $    25,876    $   153,068

Net Investment Gain (Loss) (Note 2)                     141,808        176,902      1,103,430

Contributions (Note 3):
    Employee                                                 --             --        193,485
    Employer                                                 --         53,429         56,450

Transfers From (To) Other Plans (Note 7)                   (173)            --         29,889

Net Transfers Between Funds                              37,252        (39,805)            --

Participant Loans:
    Repayments                                               --             --             --
    Withdrawals                                              --             --             --

Interest Expense                                             --        (53,856)       (53,856)

Withdrawals and Terminations                            (40,318)            --       (442,471)
                                                    -----------    -----------    -----------

INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING THE YEAR         152,963        162,546      1,039,995

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                       373,446        206,826      4,701,310
                                                    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                         $   526,409    $   369,372    $ 5,741,305
                                                    ===========    ===========    ===========





    The accompanying notes are an integral part of this financial statement.

                                GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


     (1)  Description of the Plan:

     Eligibility
     -----------

     The GTE Corporation ("GTE") GTE Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

     Eligible employee generally means an employee of GTE or a Participating Affiliate, but does not include any of the following:

     a. an individual in a unit covered by a collective bargaining agreement between GTE or one or more Participating Affiliates and a collective bargaining agent;

     b. an individual paid by the hour unless GTE or a Participating Affiliate has agreed to become a co-sponsor under the Plan for such employees;

     c. an active participant in any other tax-qualified retirement plan of GTE or a Participating Affiliate that includes a cash or deferred arrangement qualified under Code section 401(k);

     d. a nonresident alien with no United States source income from GTE;

     e. a "leased employee" within the meaning of the Internal Revenue Code
     Section 414(n);

     f. an individual who is not paid directly by GTE or a Participating Affiliate; and

     g. an individual whose employment contract excludes participation in the Plan.



     To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

     An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

     Vesting and Investment Choices
     ------------------------------

     Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or Participating Affiliate. For participants with less than five years of

                                GTE SAVINGS PLAN
     service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Effective May 18, 1999 the vesting provision for the Plan changed. See Note 8 "GTE merger with Bell Atlantic Corporation" for details. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

     Each participant directs their contributions to be invested in one of the following current investment options: five Fidelity funds, five Fidelity strategy portfolios, five other funds and portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis. A description of the investment choices follows:

     a. Fidelity Equity-Income Fund - invests primarily in income-producing equity securities, with at least 65% of the funds total assets invested in these securities.

     b. Fidelity Overseas Fund - invests primarily in foreign securities whose principal activities are outside the United States and also invests in public and private bonds (both foreign and domestic), bank deposits and money market instruments denominated in United States dollars or foreign currencies.

     c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard & Poor's 500 Composite Stock Price Index.

     d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the United States government or its agencies.

     e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of United States and foreign companies and in high yield securities, options and futures contracts related to securities in the portfolio.

     f. Fidelity Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

     g. Fidelity Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities including investment contracts and bonds, with the remaining 25% invested in a portfolio of United States equities.

     h. Fidelity Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of United States equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

                                GTE SAVINGS PLAN

     i. Fidelity Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of United States equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

     j. Fidelity Aggressive Growth Strategy Portfolio invests 70% of its assets in equities of United States companies with capitalizations ranging from large to small. The remaining 30% is invested in companies in both developed and emerging markets.

     k. MAS Fixed Income Portfolio - invests in a variety of bonds including United States government or agency securities, corporate bonds, international bonds and mortgage securities.

     l. Morgan Stanley Institutional Equity Growth Portfolio - invests at least 65% of its assets in equity securities, including common and preferred stocks, convertible securities, and rights and warrants to purchase common stocks. Up to 25% of the funds assets may be invested in foreign securities.

     m. Templeton Institutional Foreign Equity Fund - invests at least 65% of its assets in foreign equity securities, which include common and preferred stock, securities convertible into common and preferred stock and warrants or rights to subscribe to or purchase such securities. Up to 35% may be invested in debt securities.

     n. Templeton Institutional Emerging Markets Fund - invests at least 65% of its assets in emerging market equity securities. The fund considers countries having emerging markets to be all countries that are generally considered to be developing or emerging countries by the international financial community. Up to 35% of the funds assets may be invested in debt securities.

     o. Warburg Pincus Emerging Growth Fund - invests at least 65% of its assets in common stocks or warrants of emerging growth companies. Emerging growth companies are small or medium-sized companies that have passed their start-up phase and show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

     p. GTE Stock Portfolio - invests principally in GTE common stock but may also invest a portion in short-term money market instruments.

     q. PAYSOP Fund - comprised of GTE common stock and a small amount of cash. The only participant-directed funds are those which were contributed by participants between the years 1979 and 1982. All other contributions were made by GTE. Participants cannot borrow from this fund; however, its balance is used to determine a maximum loan amount available to participants.

                                GTE SAVINGS PLAN

     The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Accounts
--------------------

     Each participant's account is credited with the participant's contribution and allocations of (1) Company matching contributions, (2) rollover contributions and (3) Plan income. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant Loans
-----------------

     A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.

     Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from five to twenty years.

Master Trust
------------

     The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with the GTE Hourly Savings Plan ("Hourly Plan") owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1998 and 1997, the Plan owned approximately 77% and 78% of the assets in the Master Trust, respectively. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 9).

Trustee
-------

     Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan's (the "ESOP") notes payable (see Note 4). Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts pro rata. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

                                GTE SAVINGS PLAN

Plan Modification
-----------------

     GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

     Effective January 1, 1997, participants may elect to have dividends on certain GTE common stock paid in cash rather than reinvested in the Plan. Also, GTE has enhanced the Plan to 16 investment choices from the 10 prior investment choices. The investment choices added are as follows: The Fidelity Aggressive Growth Strategy, MAS Fixed Income Portfolio, Morgan Stanley Institutional Equity Growth Portfolio, Templeton Institutional Foreign Equity Fund, Templeton Institutional Emerging Market Fund, and Warburg Pincus Emerging Growth Fund.

(2)  Accounting Policies:

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain reclassifications have been made to prior-year data to conform to current year presentation.

     Investments are stated at market value determined from publicly stated price information obtained from the New York Stock Exchange at or near the close of business. Investments are recorded on the trade date. Guaranteed investment contracts are stated at cost plus accrued interest or contract value. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year. For 1998, the GTE Stock Portfolio had an unrealized gain of $286.6 million and a realized gain of $24.6 million. For the same period, the combined ESOP Shares Fund had an unrealized gain of $314.9 million and a realized gain of $3.8 million.

     Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in GTE shares for investments in the GTE Stock Portfolio, with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in GTE shares for investments in the GTE Stock Portfolio, with the balance of each installment in cash.

(3)  Contributions:

     The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock equivalent in value to 75% of the initial 6% of the participants' contributions of eligible compensation each payroll period not withdrawn or distributed during the Plan year. The company matching contributions are credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Effective May 18, 1999 the company matching provisions for the Plan changed. See Note 8 "GTE merger with Bell Atlantic Corporation"for details. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions").

                                GTE SAVINGS PLAN

Each participant's Elective Contributions for the 1998 Plan year was limited to $10,000. The total amount of Elective Contributions, After-Tax Contributions and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1998 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $160,000.

     GTE matching contributions are made in GTE common stock and in general, participants cannot redirect these shares into other investment choices. For the 1998 Plan year, total company matching contributions of 1,355,352 shares of GTE common stock were made with a market value at date of contribution of $90.2 million. These contributions included an allocation of 1,315,078 ESOP shares with a market value of $87.5 million and accrued contributions of GTE common stock of 40,274 shares with a market value of $2.7 million.

(4)  Employee Stock Ownership Plan:

     An Employee Stock Ownership Plan (the "ESOP") was established within the Plan. In 1989, the ESOP borrowed $700 million to acquire, at market value, 24.6 million shares of GTE common stock which will be used to meet a substantial portion of the estimated employer contributions to the Plan through 2004. GTE and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the GTE common stock held by the ESOP, are sufficient to repay the principal and interest on the loans which have 10 and 15-year terms. As the ESOP makes loan payments, a percentage of the GTE common stock held by the ESOP will be allocated to the participants' accounts in the form of company matching contributions.

     GTE received a ruling from the Internal Revenue Service in 1996 permitting a tax deduction in 1997 and beyond, for dividends on certain GTE common stock in the PAYSOP fund that are used to pay the Plan's ESOP debt. The deduction is limited to reinvested dividends on GTE common stock in its PAYSOP fund credited to participants' accounts prior to August 5, 1989.

     Debt service payments for 1998 totaled $100 million. The interest component was funded from $41 million of dividends accumulated on the GTE stock held by the ESOP, $6 million of PAYSOP fund dividends, and $7 million of cash contributions. The principal component, due on January 2, 1999, was funded by an accrued Company contribution of $46 million. At December 31, 1998, 12.4 million shares of GTE common stock in the ESOP Shares Fund were held as collateral for the ESOP loans.

     The borrowings of the ESOP are as follows:

                            Interest     Maturity
                              Rates       Dates             1998          1997
                            --------     --------         --------      --------
                                                          (thousands of dollars)

             Series A        9.48%       1999             $ 46,194      $ 46,194
             Series B        9.73%       2000-2005         508,500       508,500
                                                          --------      --------
                                                          $554,694      $554,694
                                                          ========      ========

                                GTE SAVINGS PLAN

Maturities of the outstanding loans are as follows:

                          Maturity                             1998
                            Date                              Amount
                            ----                              ------
                                                      (thousands of dollars)

                            1999                             $ 46,194
                            2000                               55,231
                            2001                               65,316
                            2002                               76,596
                            2003                               89,194
                         Thereafter                           222,163
                                                              -------
                           Total                             $554,694
                                                             ========

     GTE has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

(5)  Related Party Transactions:

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for the investment management services amounted to $769,640 for the 1998 Plan year.

(6)  Tax Status:

     The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the "Code"), and consequently is exempt from income tax. Management has received a determination letter dated April 29, 1998, from the Internal Revenue Service to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k), and 501 of the Code.

(7)  Transfers from (to) Other Plans:

     In 1998, transfers into the Plan consisted of $12 million rolled into the Plan from other qualified plans, $15 million of assets from two acquired companies, and approximately $3 million of assets of participants in the Hourly Plan who became eligible to participate in the Plan.

(8)  GTE merger with Bell Atlantic Corporation:

     On July 27, 1998, GTE and Bell Atlantic entered into a merger agreement providing for a combination of the two companies. Under terms of the agreement, which was unanimously approved by the boards of directors of both companies, GTE shareholders will receive 1.22 shares of Bell Atlantic stock for each GTE share they own. The merger is subject to regulatory approvals.

     On May 18, 1999, GTE shareholders approved the merger. As a result of the affirmation, certain protective change in control provisions were triggered which will remain in effect for at least one year. These provisions include: 1) past and future company matching contributions become immediately vested as soon as they are posted to participants' accounts, 2) participants do not have to be employed on the last day of the Plan year to be eligible for the match, and 3) company matching contributions will be posted to participants' accounts on a monthly basis. However, they will not be available for withdrawals, loans, etc., until early the following year, since funding does not occur until the ESOP loan payment is made at year end. The Plan will continue in its current form for at least one year, however, company matching contributions after the merger is completed may be made in shares of the combined company stock.

                                GTE SAVINGS PLAN

(9)  GTE Master Savings Trust:

     The plans participating in the Master Trust include the GTE Savings Plan and the GTE Hourly Savings Plan.

     In the Master Trust, funds are invested in guaranteed income contracts which represented 65% of the conservative pool consisting of 65 investment contracts held with 23 insurance companies and financial institutions. Standard & Poor's as of December 31, 1998 and 1997 rated these insurance companies A and AA- or better, respectively. The contracts are included in the financial statements at contract value, approximately $630 million and $603 million, which approximates fair value, as reported by the insurance companies at December 31, 1998 and 1997, respectively.


     Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

     The investment contracts had average yields of 7.14% and 6.80% at December 31, 1998 and 1997, respectively. The crediting interest rate for the investment contracts had a range from 5.60% to 8.06% and 5.56% to 7.45% at December 31, 1998 and 1997 respectively. The investment contracts have scheduled maturities from April 15, 1999 to November 3, 2003. No valuation reserve was recorded at December 31, 1998 and 1997 to adjust contract amounts.

     The following schedules reflect the Master Trust net investments by fund as of December 31, 1998 and 1997 and investment income for the year ended
December 31, 1998:

                                GTE SAVINGS PLAN

                                                                        December 31,
                                                                 -------------------------
Investments in Master Trust:                                     1998                 1997
                                                                 ----                 ----
                                                                   (thousands of dollars)
Fidelity funds:
---------------

Equity - Income Fund                                             $  416,640     $  405,308

Overseas Fund                                                       115,669        113,064

U.S. Equity Index Collective Trust Fund                             481,136        358,229

Retirement Government Money Market Portfolio                        190,236        157,201

Magellan Fund                                                       705,251        521,831

Conservative Strategy Portfolio                                     435,108        427,254

Conservative Growth Strategy Portfolio                              280,303        260,408

Moderate Growth Strategy Portfolio                                  476,466        417,013

Long-Term Growth Strategy Portfolio                                 382,397        333,442

Aggressive Growth Strategy Portfolio                                 72,144         58,325



Other funds:
------------

MAS Fixed Income Portfolio                                           30,452         11,355

Morgan Stanley Inst. Equity Growth Portfolio                         90,653         58,832

Templeton Inst. Foreign Equity Fund                                  31,490         29,604

Templeton Inst. Emerging Markets Fund                                 9,658         12,377

Warburg Pincus Emerging Growth Fund                                  36,808         26,805

GTE Stock Portfolio                                               2,065,709      1,659,221

ESOP Shares Fund Allocated                                          526,409        373,446

ESOP Shares Fund Unallocated                                        877,872        761,520

PAYSOP Fund                                                         658,335        557,894

Loan Fund                                                           208,527        197,161
                                                                 ----------     ----------
    Total                                                        $8,091,263     $6,740,290
                                                                 ==========     ==========

                                GTE SAVINGS PLAN

                                             Year Ended December 31, 1998
                                             ----------------------------
                                             Dividends       Net Investment
                                             & Interest       Gain (Loss)
                                             ----------      --------------
Investment Income in Master Trust:               (thousands of dollars)

Fidelity funds:
---------------

Equity - Income Fund                             $ 24,103     $    24,565

Overseas Fund                                       2,249          11,712

U.S. Equity Index Collective Trust Fund                --         105,350

Retirement Government Money Market Portfolio        8,696              --

Magellan Fund                                      32,337         143,311

Conservative Strategy Portfolio                        --          27,492

Conservative Growth Strategy Portfolio                 --          30,324

Moderate Growth Strategy Portfolio                     --          71,905

Long-Term Growth Strategy Portfolio                    --          61,059

Aggressive Growth Strategy Portfolio                   --           8,030




Other funds:
------------

MAS Fixed Income Portfolio                          1,992            (699)

Morgan Stanley Inst. Equity Growth Portfolio        5,091           7,232

Templeton Inst. Foreign Equity Fund                 2,169             492

Templeton Inst. Emerging Markets Fund                 224          (2,260)

Warburg Pincus Emerging Growth Fund                    --           1,977

GTE Stock Portfolio                                52,524         470,999

ESOP Shares Fund Allocated                         14,394         141,808

ESOP Shares Fund Unallocated                       25,876         176,902

PAYSOP Fund                                        16,789         151,424

Loan Fund                                          15,724              --
                                                 --------     -----------

Total                                            $202,168     $ 1,431,623
                                                 ========     ===========

                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (continued)


(10)     Assets Held for Investment:

         As of December 31, 1998 and 1997 the net asset value of the investments included in the financial statements consists of the following:



                                                                          December 31,
                                                                -------------------------------
                                                                1998                       1997
                                                                ----                       ----


                                                     Net                           Net
                                                    Asset                         Asset
                                                    Value          Units          Value          Units
                                                  ----------    -----------     ---------     -----------
 Fidelity funds:
 ---------------
 Equity - Income Fund                             $    55.55      6,193,819     $   52.41       6,471,450
 Overseas Fund                                         35.98      2,679,130         32.54       2,916,678
 U.S. Equity Index Collective Trust Fund               34.84     10,575,410         27.06      10,057,703
 Retirement Government Money Market Portfolio           1.00    125,288,297          1.00     103,967,381
 Magellan Fund                                        120.82      4,652,805         95.27       4,397,625
 Conservative Strategy Portfolio                       14.82     22,683,832         13.88      23,603,812
 Conservative Growth Strategy Portfolio                18.27     13,053,945         16.33      13,707,768
 Moderate Growth Strategy Portfolio                    22.24     18,299,352         18.92      18,992,502
 Long-Term Growth Strategy Portfolio                   24.07     13,581,439         20.29      14,147,480
 Aggressive Growth Strategy Portfolio                  13.53      4,348,517         11.91       4,101,391

 Other funds:
 ------------
 MAS Fixed Income Portfolio                            11.71      2,325,868         11.92         833,040
 Morgan Stanley Inst. Equity Growth Portfolio          19.05      3,849,994         16.94       2,822,549
 Templeton Inst. Foreign Equity Fund                   17.76      1,551,366         17.36       1,500,241
 Templeton Inst. Emerging Markets Fund                  8.31        919,504         10.37         991,315
 Warburg Pincus Emerging Growth Fund                   39.97        807,070         37.77         617,433
 GTE Stock Portfolio                                   19.42     69,711,551         15.14      73,060,070
 PAYSOP Fund                                           14.52     22,085,115         11.26      24,567,537
 ESOP Shares Fund Allocated                            39.85     13,209,762         30.90      12,085,962

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        GTE SAVINGS PLAN
                                        ----------------
                                         (Name of Plan)



Date     June 25, 1999                  By         Paul R. Shuell
      ---------------------                 -----------------------------
                                                  (Paul R. Shuell)
                                            Vice President and Controller

                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 23.1                   Consent of Arthur Andersen LLP